Exhibit 99.54

F3 Hits Anomalous Radioactivity 12km South of JR Zone on Broach Property

20.0m Composite Mineralization at JR Zone with 2.25m high grade Radioactivity

Kelowna, British Columbia--(Newsfile Corp. - March 18, 2025) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) ("F3" or "the Company") is pleased to release initial scintillometer results from the ongoing winter drill programs at the PLN and Broach Properties including drilling at JR Zone, B1, and the PW Area. At Broach Lake a new prospective area "PW" is emerging, where exploration drillhole PLN25-202 encountered six distinct zones of anomalous radioactivity, with readings ranging between 300 cps and 720 cps over a 90m downhole interval. At JR Zone, PLN25-200 returned mineralization over 20.0m, including 2.25m of high grade (>10,000 cps) containing 0.68m of off-scale mineralization (>65,535 cps).

2025 Handheld Spectrometer Highlights:

PLN: JR Zone
PLN25-198 (line 090S):

●	6.5m interval with mineralization between 214.5 and 223.0m, including

○	0.20m high-grade radioactivity (> 10,000 cps) between 220.65 and 220.85m, and

●	1.5m interval with mineralization between 228.5 and 230.0m

PLN25-200 (line 045S):

●	1.0m interval with mineralization between 229.0 and 230.0m, and

●	19.0m interval with mineralization between 233.0 and 252.0m, including

○	2.25m high-grade composite radioactivity (> 10,000 cps) between 236.0 and 238.75m

Broach Lake: PW Area
PLN25-202 (line 11325S):

●	0.5m interval with radioactivity between 272.5 and 273.0m, and

●	0.5m interval with radioactivity between 275.5 and 276.0m, and

●	0.5m interval with radioactivity between 296.0 and 296.5m, and

●	0.5m interval with radioactivity between 321.0 and 321.5m, and

●	0.5m interval with radioactivity between 359.5 and 360.0m, and

●	0.5m interval with radioactivity between 362.5 and 363.0m

B1 Conductor:
PLN25-196 (line 2835S):

●	0.5m interval with radioactivity between 336.5 and 367.0m

Sam Hartmann, Vice President Exploration, commented:

"The 'PW' area, situated on the Broach Property approximately 12 kilometers south of the JR Zone, lies just within the Athabasca Basin and represents a region with minimal historical exploration and drilling activity. No previously defined conductors had been identified in this area, largely due to the presence of a thick layer of conductive Cretaceous mudstone from the Manville Group, which locally reaches thicknesses of nearly 100 meters. Recognizing the potential of this challenging but underexplored region, we conducted a specifically designed MLTDEM ground survey (see NR February 11) which has just been completed by Abitibi Geophysics. This approach successfully delineated a number of basement- hosted conductors on the survey lines interpreted so far with lines L3200N to L4400N still outstanding (see Map 2), overcoming the interference posed by the conductive mudstones. Drillhole PLN25-202 was collared based on an initial interpretation and conductor model on L1600N, and intersected strongly altered basement lithologies, encountering six distinct radioactive intercepts across a 90-meter downhole interval. Data from this drillhole was subsequently re-integrated back into the electromagnetic (EM) model - which resulted in a lateral shift of the conductor model by approximately 100 meters. This adjustment suggests that PLN25-202 overshot the intended target yet - still encountered significant alteration and structures along with radioactivity. A follow-up drillhole is scheduled and planned to step back by approximately 100 meters to better intersect the refined target, which lies in a distinct circular gravity anomaly. While the PW Area is still in its early stages of exploration, we are highly encouraged by these strong initial results, and intend to conduct further drilling in the area before shifting focus back to the JR Zone toward the conclusion of the winter season."

Map 1. Patterson Lake North - JR Zone 2025 Scintillometer Results

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Map 2. Broach Lake - PW Area 2025 Scintillometer Results

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Table 1. Drill Hole Summary and Handheld Spectrometer Results

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS	Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
PLN25-196	2835S	589265.0	6408368.2	537.9	54.1	-67.3	366.50	367.00	0.50	390	178.4	497
PLN25-197	030S	587776.2	6410760.2	546.4	55.1	-70.7	206.50	207.00	0.50	880	189.7	251
							207.00	207.50	0.50	7,600
							207.50	208.00	0.50	9,700
							208.00	208.50	0.50	5,100
							208.50	209.00	0.50	510
							209.00	209.50	0.50	360
							209.50	210.00	0.50	390
							210.00	210.50	0.50	350
							210.50	211.00	0.50	530
							211.00	211.50	0.50	1,100
PLN25-198	090S	587842.9	6410645.2	546.0	9.4	-64.9	214.50	215.00	0.50	330	191.7	299
							215.00	215.50	0.50	460
							215.50	217.50	2.00	<300
							217.50	218.00	0.50	3,400
							218.00	218.50	0.50	2,200
							218.50	219.00	0.50	330
							219.00	219.50	0.50	340
							219.50	220.00	0.50	570
							220.00	220.50	0.50	450
							220.50	220.65	0.15	8,600
							220.65	220.85	0.20	22,100
							220.85	221.00	0.15	7,700
							221.00	221.50	0.50	8,100

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)
							221.50	222.00	0.50	2,500
							222.00	222.50	0.50	4,900
							222.50	223.00	0.50	2,200
							228.50	229.00	0.50	310
							229.00	229.50	0.50	<300
							229.50	230.00	0.50	450
PLN25-199	010N	587693.2	6410748.1	545.2	54.9	-65.7	232.00	232.50	0.50	360	197.7	269
							242.00	242.50	0.50	1,000
							242.50	243.00	0.50	2,900
							243.00	243.50	0.50	1,100
PLN25-200	045S	587730.9	6410712.4	545.2	53.4	-65.5	229.00	229.50	0.50	330
							229.50	230.00	0.50	360
							233.00	233.50	0.50	660
							233.50	234.00	0.50	720
							234.00	234.50	0.50	1,900
							234.50	235.00	0.50	4,900
							235.00	235.50	0.50	660
							235.50	236.00	0.50	9,600
							236.00	236.50	0.50	62,200
							236.50	237.00	0.50	13,400
							237.00	237.50	0.50	9,200
							237.50	237.65	0.15	58,200
							237.65	238.00	0.35	>65,535
							238.00	238.33	0.33	>65,535
							238.33	238.50	0.17	61,000
							238.50	238.75	0.25	22,300
							238.75	239.00	0.25	8,600
							239.00	239.50	0.50	8,400
							239.50	240.00	0.50	2,800
							240.00	240.50	0.50	5,700
							240.50	241.00	0.50	3,000
							241.00	241.50	0.50	5,400
							241.50	242.00	0.50	5,200
							242.00	242.50	0.50	5,100
							242.50	243.00	0.50	470
							243.00	244.00	1.00	<300
							244.00	244.50	0.50	320
							244.50	246.50	2.00	<300
							246.50	247.00	0.50	2,100
							247.00	247.50	0.50	740
							247.50	248.00	0.50	1,100
							248.00	248.50	0.50	480
							248.50	249.00	0.50	<300
							249.00	249.50	0.50	330
							249.50	250.00	0.50	740
							250.00	251.00	1.00	<300
							251.00	251.50	0.50	1,300
							251.50	252.00	0.50	2,100
PLN25-201	12510S	590064.4	6397263.8	568.9	45.9	-70.2	PWExploration; no radioactivity >300 cps				n.a.	437
PLN25-202	11325S	589352.6	6397967.0	583.2	45.9	-63.3	272.50	273.00	0.50	330	171.6	464.5
							275.50	276.00	0.50	300
							296.00	296.50	0.50	330
							321.00	321.50	0.50	320
							359.50	360.00	0.50	320
							362.50	363.00	0.50	720

Handheld spectrometer composite parameters:

1:	Minimum Thickness of 0.5m

2:	CPS Cut-Off of 300 counts per second

3:	Maximum Internal Dilution of 2.0m

Image 1: Anomalous Radioactivity in PLN25-202

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The natural gamma radiation detected in the drill core, as detailed in this news release, was measured in counts per second (cps) using a handheld Radiation Solutions RS-125 spectrometer. The Company designates readings exceeding 300 cps on the handheld spectrometer (occasionally referred to as a scintillometer in industry parlance; this colloquial usage stems from historical naming conventions and the shared functionality of detecting gamma radiation with a scintillometer)—as "anomalous", readings above 10,000 cps as "high-grade", and readings surpassing 65,535 cps as "off-scale". However, readers are cautioned that spectrometer or scintillometer measurements often do not directly or consistently correlate with the uranium grades of the rock samples and should be regarded solely as a preliminary indicator of the presence of radioactive materials.

Samples from the drill core are split into half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

The Company considers uranium mineralization with assay results of greater than 1.0 weight % U3O8 as "high grade" and results greater than 20.0 weight % U3O8 as "ultra-high grade".

All depth measurements reported are down-hole and true thicknesses are yet to be determined.

About the Patterson Lake North Project:

The Company's 42,961-hectare 100% owned Patterson Lake North Project (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Paladin's Triple R and NexGen Energy's Arrow high-grade uranium deposits, an area poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN Project consists of the 4,074-hectare Patterson Lake North Property, the 19,864-hectare Minto Property, and the 19,022-hectare Broach Property. All three properties comprising the PLN Project are accessed by Provincial Highway 955; the new JR Zone uranium discovery on the PLN property is located 23km northwest of Paladin's Triple R deposit.

Qualified Person:

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has verified the data disclosed.

About F3 Uranium Corp.:

F3 Uranium is a uranium exploration company, focusing on the recently discovered high-grade JR Zone on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 Uranium currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world's largest high grade uranium deposits including Paladin's Triple R and Nexgen's Arrow.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are "forward-looking statements." These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-Looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue
Kelowna, BC V1Y9Y2

Contact Information
Investor Relations
Telephone: 778 484 8030
Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

"Dev Randhawa"

Dev Randhawa, CEO

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